SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

QUARTERLY RESULTS
NETC4: R$ 29.27/share (Bovespa) NETC: US$ 15.82/ADR (Nasdaq) XNET: EUR$ 11.09/share (Latibex) Total Shares: 335,055,477 Market Value: R$ 9.8 billion Closing Price: October 17, 2007

Third Quarter 2007 Earnings Results

São Paulo, October 18th, 2007 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable company in Latin America with integrated services of Pay TV (“NET”), Digital Video (“NET Digital”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), announces today its results for the third quarter of 2007 (“3Q07”).

The following financial and operating data, except otherwise stated, are presented in accordance with the Brazilian Corporate Law (“BR GAAP”) on a consolidated basis, non-audited and pro-forma, including the results of Vivax S.A. (“Vivax”), as if the acquisition was effective in January 1st in Net’s consolidated results for all the periods analyzed. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR and US GAAP can be explained by the 13.2% appreciation of the Brazilian Real in the third quarter and by the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	3Q07	3Q06	Var.	9M07(e)	9M06	Var.
(R$ million, excepted otherwise indicated)			3Q07x3Q06			9M07x9M06
Net Revenue	745	581	28%	2,095	1,641	28%
EBITDA(a)	203	158	28%	586	461	27%
EBITDA Margin	27%	27%		28%	28%
Net Income(b)	51	12	341%	110	54	104%

Net Debt	554	508	9%
Net Debt / EBITDA (last 12 months)	0.73x	0.84x
Net Debt / EV(c)	0.05x	0.07x
Operating Results
Homes Passed (thousand)	8,978	8,372	7%
Bidirectional Homes Passed (thousand)	6,092	4,028	51%
Digital Homes Passed (thousand)	6,404	3,992	60%

Pay TV Client base (thousand)
Connected Clients	2,402	2,050	17%
Penetration over Homes Passed	27%	24%
Churn Rate – last 12 months	14%	15%

Digital Video Client Base (thousand)
Connected Clients	419	135	210%
Penetration over Homes Passed	7%	3%

Broadband Client Base (thousand)
Connected Clients	1,288	751	71%
Penetration over Homes Passed	21%	19%
Churn Rate – last 12 months	16%	17%

Voice Service Client Base (thousand)
Connected Clients	469	115	308%
Penetration over bidirectional homes	8%	3%

Revenue Generating Units (thousand)	4,578	3,051	50%
Client ARPU (R$/subscriber) (d)	128.47	119.65	7%
Number of employees	7,848	5,897	33%

(a)	EBITDA does not represent a financial statement item for the period in question nor does it represent cash flow. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative for cash flow as a source of liquidity. In addition, EBITDA definition may not be comparable to that adopted by other Companies.
(b)	In order to provide a better comparison, 3Q06 net income was adjusted for non-recurring revenue of R$ 78 million in the income tax line.
(c)	Enterprise value calculated based on the preference share price at the end of the respective quarters, multiplied by the total number of shares, plus net debt as of the last day of the quarter.
(d)	Calculated by the sum of Pay TV, Broadband, Voice and PPV subscription gross revenues divided by the average Pay TV plus only Broadband and voice connected clients.
(e)	Year-to-date EBITDA and net income exclude the 2Q07 Vivax alignments.

IR Contacts

Marcio Minoru Miyakawa	Maria Siqueira
(5511) 2111-2811	(5511) 2111-2873
minoru@netservicos.com.br	maria.siqueira@netservicos.com.br

3Q07 Earnings Results
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EXECUTIVE SUMMARY

Pay TV subscriber base came to 2,402,000, up by 17% on the 3Q06’s 2,050,000; broadband subscriber base reached 1,288,000, up by 71% on the 3Q06’s 751,000; and voice subscriber base totaled 469,000, up by 308% on the 3Q06.

Net revenue totaled R$ 744.5 million, 28.2% higher than the R$ 580.9 million recorded in the 3Q06 as a result of the base growth, illustrating the company’s commitment to seeing its organic growth reflected in revenue.

Operating costs stood at R$ 363.7 million, climbing by 35.8% over the R$ 267.7 million recorded in the 3Q06. The main items behind this increase were the internet access link and the call center as a result of the client base expansion. However, it is important to point out that the increase in the internet access link expenses is also driven by the more widespread use of higher speed connections, which has played a major role in this product’s growth. As for the call center, there is also another factor that justifies the increase in expenses: the company’s constant concern about service quality. The center was thus resized and reorganized into a model that fits the complexity of the new products and services.

Selling, general and administrative expenses (SG&A) totaled R$ 168.2 million, 14.4% higher than the R$ 147.1 million recorded in the 3Q06, thanks mainly to higher sales commissions as a result of higher volumes and to an increase in salary following the expansion in the number of employees, especially in the sales area.

Consolidated EBITDA closed the quarter at R$ 203.2 million, rising 28.4% over the R$ 158.2 million reported in the 3Q06, with EBITDA margin stable at 27%. This result shows that the accelerated organic growth has been led so as to generate profitability levels compatible with the strategy designed by the company

OPERATING PERFORMANCE

• Revenue Generating Unit (“RGU”), the sum of all the services offered by the company (pay TV, digital video, broadband and voice), closed the quarter at 4,578,000, 50% up year-on-year. The increase in the number of RGUs is due to the strategy of focusing on the sales of Net Combo and to actions encouraging clients to migrate from analog bundles to digital bundles.

• Pay TV net additions totaled 98,000 in the quarter, an increase of 30% versus 75,000 in the 3Q06. The company maintained its proactive approach to sales and continued exploring opportunities in a market that has great penetration potential.

• Pay TV churn rate in the last 12 months stood at 14.3% , edging down from the 14.7% recorded in the 3Q06. The actions of the retention and reversion centers have given an important contribution for this result. In addition, the growth of Net Combo base may be a contributing factor as research shows subscribers are less likely to disconnect when the same supplier provides several products and services.

• Pay TV client base reached 2,402,000, 17% up on the 2,050,000 recorded in the same period the year before as a result of sales and churn reduction actions.

• Digital video client base closed the quarter with 419,000 subscribers, moving up by 210% compared to the 135,000 subscribers at the end of the same period in the previous year. This increase was due to the investments announced and realized in Net Digital, which, in addition to improving product quality, expanded its coverage area and encouraged the migration of subscribers through specific campaigns.

• Broadband net additions came to 168,000 in the quarter, up by 49% on the 113,000 net additions recorded in the 3Q06. The growth of this market combined with the bidirectional project, which increased the number of homes passed by the broadband service, were the main factors leading to this result.

• Broadband churn rate for the last 12 months stood at 15.9% , below the 16.5% recorded in the 3Q06. Similar to the pay TV churn rate, retention and reversion centers and the growth of the Net Combo base had a positive impact on cancellations.

• Broadband client base closed the quarter with 1,288,000 subscribers, 71% more than the 751,000 of the same period the year before. The supply of a differentiated product, especially steady speed, has been effectively acknowledged by the clients.

3Q07 Earnings Results
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• NET Fone Via Embratel client base reached 469,000 subscribers, 308% up on the 3Q06 and already had a penetration of 36% on the company’s broadband base.

• After the change in the management model of the call center in the previous quarter, the service level of Net’s Call Center improved both in terms of the percentage of calls answered and the level of services provided.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1. Consolidated gross revenue1 totaled R$ 967.9 million, 28.8% higher than the R$ 751.3 million recorded in the 3Q06. The factors behind this increase were:

1.1. Subscription revenue2 totaled R$ 881.1 million, up by 27.2% on the R$ 692.7 million posted in the 3Q06 as a result of the growth in pay TV and broadband bases in the period. Subscription revenue continues being the major source of revenue, accounting for 91% of the company’s total revenue.

1.2. Hook-up revenue3 stood at R$ 12.6 million, 37.7% higher than the R$ 9.1 million recorded in the 3Q06. However, as a percentage of total revenue, hook-up revenue remained flat at 1%.

1.3. PPV revenue4 amounted to R$ 26.9 million, up by 33.7% on the R$ 20.1 million reported in the 3Q06 chiefly due to the increase in the base of the Sócio Premiere channel, which broadcasts the Brazilian Soccer Championship. In addition, the largest digital subscriber base has fueled PPV movie sales. As a percentage of total revenue, PPV revenue remained stable at 3%.

1.4. Other revenues5 climbed by 61.2% and totaled R$ 47.4 million, versus R$ 29.4 million in the 3Q06. The main reason for this increase was the revenue from Net Fone, which has been growing not only due to the larger subscriber base, but also to the higher product utilization by clients. Other revenues represented 5% of total revenues in this quarter.

2. Services and other taxes6, which include taxes and cancellations, rose 31.1%, from R$ 170.4 million to R$ 223.4 million. However, as a percentage of total revenue, services and other taxes remained stable at 23%.

3. Net revenue7 totaled R$ 744.5 million, 28.2% up on the R$ 580.9 million reported in the 3Q06, illustrating the company’s commitment to seeing its organic growth reflected in revenue.

4. Operating costs8 stood at R$ 363.7 million, 35.8% higher than the R$ 267.7 million recorded in the 3Q06. This increase was due to:

4.1. Costs of Programming and royalties9 amounted to R$ 184.5 million, 19.2% up on the R$ 154.7 million recorded in the 3Q06. This increase is almost fully associated with the increase in the subscriber base as the programming contracts vary with the number of clients. As a percentage of net revenue, this cost fell from 27% to 25% as a result of greater revenue diversification.

4.2. Network expenses10 came to R$ 37.6 million, up by 48.3% on the R$ 25.4 million recorded in the 3Q06. In addition to the positive impact of R$ 5.0 million in the 3Q06 thanks to agreements with power companies for the rent of poles and network energy costs, in the 3Q07 there was an increase in expenses related to the repair of analog decoders recovered in the exchange for digital decoders for future use in cities without the digital service. As a result, this cost as a percentage of net revenue climbed from 4% to 5% in the 3Q07.

4.3. Customer relations 11 dropped by 9.5%, from R$ 4.6 million to R$ 4.2 million, due to lower costs related to the formulation of the information channel that the company is producing to communicate with subscribers and remained stable as a percentage of net revenue at 1%.

________________________________________
[1] In US GAAP, Gross revenue grew by 46.1%, from US$ 346.6 million in the 3Q06 to US$ 506.5 million in the 3Q07. [2] In US GAAP, Subscription Revenue grew by 45.2%, from US$ 317.6 million in 2Q06 to US$ 461.2 million in the 3Q07.
[3] In US GAAP, Hook-up Revenue fell by 63.2%, from US$ 12.5 million in the 3Q06 to US$ 4.6 million in the 3Q07. [4] In US GAAP, PPV Revenue rose by 72.9%, from US$ 9.3 million in the 3Q06 to US$ 16.1 million in the 3Q07.
[5] In US GAAP, Other Revenues increased by 145.9%, from US$ 16.5 million in the 3Q06 to US$ 40.7million in the 3Q07. [6] In US GAAP, Services and Other Taxes grew by 52.9%, from US$ 78.2 million in the 3Q06 to US$ 119.6 million in the 3Q07.
[7] In US GAAP, Net Revenue rose by 44.1%, from US$ 268.4 million in the 3Q06 to US$ 386.9 million in the 3Q07.
[8] In US GAAP, Operating Costs grew by 51.7%, from US$ 123.8 million in the 3Q06 to US$ 187.8 million in the 3Q07.
[9] In US GAAP, Programming and Royalties increased by 31%, from US$ 73 million in the 3Q06 to US$ 95.6 million in the 3Q07.
[10] In US GAAP, Network expenses moved up by 23%, from US$ 13.5 million in the 3Q06 to US$ 16.6 million in the 3Q07.
[11] In US GAAP, Customer Relations climbed by 18.6%, from US$ 1.8 million in the 3Q06 to US$ 2.2 million in the 3Q07.

3Q07 Earnings Results
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4.4. Payroll and benefits12 came to R$ 40.5 million, climbing by 39.3% over the R$ 29.1 million recorded in the 3Q06. This upturn is due to the necessary increase in the number of employees in the technical, maintenance and installation areas following growth. This cost remained stable at 5% of net revenue.

4.5. Other operating expenses13, comprising mostly the Internet access link, the call center and third-party maintenance, totaled R$ 96.9 million, 79.6% higher than the R$ 53.9 million posted in the 3Q06. The main items pushing up these expenses were the Internet link and the call center, which reflected the increase in the client base. However, it is important to highlight that the increase in link expenses is also driven by the more widespread use of higher speed connections, which has played a major role in this product’s growth. As for the call center, there is also another factor that justifies the increase in expenses: the company’s constant concern about service quality. The center was resized and reorganized into a model that fits the complexity of the new products and services. As a percentage of net revenue, these costs thus rose from 9% to 13%

5. Selling general and administrative expenses14 (SG&A) totaled R$ 168.2 million, 14.4% higher than the R$ 147.1 million recorded in the 3Q06, thanks mainly to the factors described below:

5.1. Selling expenses15 moved up by 22.9%, from R$ 55.1 million in the 3Q06 to R$ 67.7 million. This upturn was mainly attributable to higher sales commissions as a result of higher volumes and to an increase in salary following the expansion in the number of employees in the sales area. As a percentage of net revenue, these expenses remained stable at 9%.

5.2. General and administrative expenses16 stood at R$ 97.4 million, 4.7% up on the R$ 93.0 million recorded in the 3Q06 chiefly due to the increase in the number of employees and the collective wage bargaining in July. As a percentage of net revenue, these expenses fell from 16% in the 3Q06 to 13%, proving that, in addition to keeping these expenses under control, the company is also managing to seize the possible scale gains resulting from its accelerated growth.

5.3. Other administrative expenses/revenues17 were negative by R$ 3.2 million versus positive R$ 1.1 million in the 3Q06, when provisions for civil, tax and labor contingencies were reversed. In this quarter, the Company did not have any significant reversals and made new provisions for contingencies, mainly tax contingencies.

6. Bad debt expenses18 moved up by 18.5%, from R$ 8.0 million to R$ 9.4 million. However, as a percentage of net revenue, bad debt expenses remained at 1%, which shows that the credit remains healthy despite the accelerated growth of the subscriber base.

7. Consolidated EBITDA19 totaled R$ 203.2 million, rising 28.4% over the R$ 158.2 million reported in the 3Q06, with EBITDA margin stable at 27%. This result shows that the accelerated organic growth has been led so as to generate profitability levels compatible with the strategy designed by the company.

8. Depreciation and amortization20 expenses amounted to R$ 104.4 million, 50.4% higher than the R$ 69.3 million posted in the 3Q06 due to the reassessment of the useful life of fixed assets at the beginning of the year.

9. As a consequence of higher Depreciation and Amortization expenses, consolidated EBIT21 (earnings before interest and taxes) moved up by 11.3%, from R$ 88.8 million to R$ 98.8 million, despite the higher growth in EBITDA.

________________________________________
[12] In US GAAP, Payroll and Benefits increased by 54.7%, from US$ 12.9 million in the 3Q06 to US$ 19.9 million in the 3Q07.
[13] In US GAAP, Other Operating Expenses increased by 136.5%, from US$ 22.6 million in the 3Q06 to US$ 53.5 million in the 3Q07.
[14] In US GAAP, SG&A increased by 38.3%, from US$ 64.0 million in the 3Q06 to US$ 88.5 million in the 3Q07.
[15] In US GAAP, Selling Expenses increased by 46.8%, from US$ 23.7million in the 3Q06 to US$ 34.9 million in the 3Q07.
[16] In US GAAP, General and Administrative Expenses increased by 17.5%, from US$ 44.4 million in the 3Q06 to US$ 52.2 million in the 3Q07.
[17] In US GAAP, Other Administrative Expenses/Revenues moved from positive US$ 4.2 million in the 3Q06 to negative US$ 1.4 million in the 3Q07..
[18] In US GAAP, Bad Debt Expenses remained stable at US$ 4.9 million in the 3Q07.
[19] In US GAAP, EBITDA grew by 39.6%, from US$ 75.7 million in the 3Q06 to US$ 105.8 million in the 3Q07.
[20] In US GAAP, Depreciation and Amortization expenses rose by 127.3%, from US$ 27.3 million in the 3Q06 to US$ 62.1 million in the 3Q07.
[21] In US GAAP, EBIT dropped by 18%, from US$ 48.4 million in the 3Q06 to US$ 39.7 million in the 3Q07.

3Q07 Earnings Results
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NET FINANCIAL RESULT

(R$ thousand)	3Q07	3Q06	9M07	9M06

Net Financial Result	(12,847)	(43,521)	(98,097)	(116,540)

Monetary Indexation, net	(492)	(294)	(800)	(1,910)
Gain (loss) on exchange rate, net	13,259	(44)	45,428	19,595
Financial expenses	(45,868)	(59,622)	(204,087)	(182,385)
Financial income	20,253	16,439	61,362	48,159

Result from the sale of property and equipment	(6,052)	(1,393)	(3,874)	(2,555)
Other (non operating)	53	81	509	483

1. Net Financial Result was an expense of R$ 12.8 million, versus R$ 43.5 million in the 3Q06. This result is explained by the following factors:

1.1. Monetary Indexation, net22 was negative R$ 0.5 million, versus negative R$ 0.3 million in the 3Q06 due to higher monetary restatement for programming providers.

1.2. Gain (Loss) on exchange rate, net23 ended on a positive note at R$ 13.3 million, versus a null result in the 3Q06 chiefly due to the exchange gains on perpetual bonds which had not been issued at the end of the 3Q06.

1.3. Financial expenses24 came to R$ 45.9 million, 23.1% down on the R$ 59.6 million reported in the 3Q06. This decline is chiefly due to the refinancing of Vivax’s debt and the reduction of the interest rate on the principal.

1.4. Financial income25 totaled R$ 20.3 million, 23.2% up on the R$ 16.4 million posted in the 3Q06 due to the higher balance of financial investments.

INCOME TAX AND NET INCOME

(R$ thousand)	3Q07	3Q06
Income Tax and Social Contribution	(29,219)	46,381
Current	(10,693)	(8,122)

Deferred	(18,525)	54,503
Constitution of Tax Loss Carryforward and Temporary Differences	2,721	75,749
Goodwill Amortization	(21,246)	(21,246)

1. Income tax and social contribution26 (current and deferred) expenses stood at R$ 29.2 million, versus positive R$ 46.4 million in the 3Q06. The positive result in that quarter was due to the constitution of a R$ 78.8 million deferred income tax credit at Vivax, based on future income projections. In this quarter, the result represents current income tax and social contribution expenses, in both the current and deferred lines.

2. The Company closed the quarter with Net Income27 of R$ 50.7 million, versus R$ 11.5 million in the 3Q06 an increase of 340.9% .This is a result of consistent operating results and adequate capital structure.

________________________________________
[22] In US GAAP, Monetary Indexation moved from negative US$ 0.1 million in the 3Q06 to US$ 0.2 million in the 3Q07.
[23] In US GAAP, Gain (Loss) on Exchange Rate grew by 197.7%, from US$ 2.4 million in 1Q06 to US$ 7.3 million in 1Q07.
[24] In US GAAP, Financial expenses increased 12.7%, from US$ 21.0 million in the 3Q06 to US$ 23.7 million in the 3Q07.
[25] In US GAAP, Financial Income rose by 41.3%, from US$ 7.5 million in the 3Q06 to US$ 10.6 million in the 3Q07.
[26] In US GAAP, Income Tax and Social Contribution rose from US$ 27.1 million in the 3Q06 to US$ 19.9 million in the 3Q07.
[27] In US GAAP, Net Income dropped from US$ 64.1 million in the 3Q06 to US$ 13.8 million in the 3Q07.
28 In US GAAP, Net Debt, which does not include interest recognized in the period, dropped 23% from US$ 365.2 million to US$ 281.3 million in the 3Q07.

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DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousand	3Q07	3Q06

Short Term Debt	42,960	30,640

Interests	35,725	30,640
Finame	7,235	-

Long Term Debt	1,135,422	870,000

Debentures 5th issuance	-	650,000
Debentures 6th issuance	580,000	-
Perpetual Notes	275,832	-
Finame	59,590	-
Debentures - Vivax	-	220,000
CCB	220,000	-

Total Debt	1,178,382	900,640

Cash and Cash Equivalents	624,881	392,354

Net Debt	553,501	508,286

US dollar-denominated debt	278,181	-
	23.6%	0.0%
Brazilian real-denominated debt	900,201	900,640
	76.4%	100.0%

Sum may not mach due to rounding

• The company continued raising funds through Finame to finance the acquisition of equipment. In the quarter, this funding came to R$ 37.5 million.

• The Company’s consolidated total debt, including both the principal and interest, closed the quarter at R$ 1,178.4 million, 30.9% up on the R$ 900.6 million recorded in the 3Q06. This increase is due to the recent Finame funding and the perpetual bonds of November 2006.

• Cash, cash equivalents and short-term investments climbed by 59.2%, from R$ 392.4 million in the 3Q06 to R$ 624.9 million, thanks to the company’s cash generation and the previously mentioned funding.

• Thus, Net Debt28 at the end of the quarter was R$ 553.5 million, an increase of 8.9% over the R$ 508.3 million recorded at the end of the 3Q06. The net debt to last 12 months EBITDA ratio fell from 0.84x to 0.73x.

• Cash disbursements in the 3Q07 towards Investments (CAPEX) totaled R$ 185.9 million, of which close to R$ 33.6 million were allocated to the bidirectional and digitalization project and the remaining R$ 152.3 million went to the company’s current investments. Of these, approximately 92% was variable and related to subscriber installation, internal network, break nodes and broadband center.

• The Company continued showing a positive trend in all of its financial indicators, reflecting its higher operational efficiency, as shown in the box below:

Financial Ratios	3Q07	3Q06
EBITDA / Interest Expenses	5.55	3.29
Current Ratio	1.84	1.88
Net Debt / EBITDA	0.73	0.84
Net Debt/ Enterprise Value	0.05	0.07

EBITDA / Active Subscribers	$317	$294
Net Revenues/Active Subscribers	$1,129	$1,047

3Q07 Earnings Results
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CAPITAL MARKETS

Company’s shares traded on the Bovespa Stock Exchange closed the quarter priced at R$ 30.06, up by 54% on the 3Q06. In the quarter, the average daily trading volume of shares remained solid and totaled R$ 63 million, up by 151% over the 3Q06. On the Nasdaq, the average daily trading volume of ADRs rose significantly in the last three months, moving from US$ 704,000 in the 3Q06 to US$ 8 million.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all the Revenues were positively influenced by the fall in the US Dollar rate in relation to the Brazilian Real. On the other hand, all the costs and expenses were higher for the same reason. Average exchange rate in the 3Q07 was R$ 1.9178 against R$ 2.1710 in 3Q06, a 13.2% appreciation of the domestic currency. In addition, while converting the results and the balance sheet from Brazilian GAAP, or BR GAAP, to US GAAP, US accounting rules are recorded according to FASB (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the differences shown below:

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	3Q07

EBITDA em BR GAAP (R$ million)	203.2

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	0.3
Subscribers sign-in costs	(1.1)
Programming costs	0.7
Advanced expenses	0.2
Other	(0.5)

EBITDA in US GAAP (R$ million)	202.7

Difference in EBITDA (US GAAP - LS GAAP)	(0.4)
EBITDA in US GAAP (US$ million)	105.7

Net Income in BR GAAP (R$ million)	50.7

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	(0.4)
Depreciation and Amortization	(14.7)
Income tax and social contribuition	(8.8)
Other	(0.2)

Net Income in US GAAP (R$ million)	26.6

Difference in Net Income (US GAAP - BZ GAAP)	(24.2)
Net income in US GAAP (US$ million)	13.8
Sum may not mach due to rounding

• In US GAAP, Hook-up Revenue is deferred by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fee, the difference was negative in the 3Q07 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 0.3 million was recognized as the deferred hook-up revenue in this quarter, being the reason for higher revenue in US GAAP in comparison to BR GAAP in the quarter.

• In US GAAP, Client Sign-in Costs are deferred including sign-in materials, workforce and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP this item was R$ 1.1 million higher than the BR GAAP.

• Previous program contracts renegotiations from December 2003 generated discounts conditioned to the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.7 million lower than in BR GAAP in the 3Q07.

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• The company paid a service supplier in advance. In US GAAP, this amount was fully booked and, in BR GAAP, the amount was deferred and is being accounted for in the cost line. Operating Costs were thus R$ 0.2 million lower in US GAAP.

• Pursuant to the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 0.4 million lower than EBITDA under BR GAAP, totaling R$ 202.7 million (US$ 105.7 million) in the 3Q07.

• In US GAAP, acquired assets were reassessed by fair value and began to be depreciated according to their remaining useful life. In BR GAAP, these assets continued to be depreciated by their book value. On the other hand, the goodwill from the acquisition of companies in US GAAP is not amortized and is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, goodwill is amortized monthly in accordance with the straight-line method. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 14.7 million higher in the 3Q07.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used in order to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance the prevailing tax regulations. As a result, this expense was R$ 8.8 million higher in US GAAP.

  Considering all these accounting practices differences, Net Income in US GAAP came to R$ 26.6 million (US$ 13.8 million) in the 3Q07, below the R$ 50.7 million net income recorded in BR GAAP.

3Q07 Earnings Results
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UPCOMING EVENTS

1.	Conference Call – 3rd Quarter 2007 Earnings Results
Date: October 18, 2007
In Portuguese
	9:00 AM (US EST)	Dial in: (11) 2101-4848
Replay: until 10/25/2007: (11) 2101-4848
Conference ID: Net Serviços
Live webcast at: http://www.ri.netservicos.com.br
In English:
	10:00 AM (US EST)	Dial in: (1 973) 935-8893
Replay until 10/25/2007: (1 973) 341-3080
Conference ID: 9255898
Live webcast at: http://www.ri.netservicos.com.br

2.	Public Meetings
	São Paulo - APIMEC	Rio de Janeiro - APIMEC
	Venue: Grand Hyatt São Paulo	Venue: Othon Palace Rio
	Av. Nações Unidas, 13,301	Av. Atlântica, 3264 – Copacabana
	Date: October 22nd , 2007	Date: October 25th , 2007
	Time: 5:00 pm (Brazilian Time)	Time: 8:30 am (Brazilian Time)
	Belo Horizonte - APIMEC	Brasília - APIMEC
	Venue: Luminis	Venus: Naoum Plaza Hotel
	Rua Tomé Souza 273	SHS Qd. 05 Bl H
	Date: November 26th , 2007	Date: November 28th , 2007
	Horário: 12.30 pm (Brazilian Time)	Time: 12.30 pm (Brazilian Time)
Porto Alegre - APIMEC
Venue: Hotel Deville Porto Alegre
Av. dos Estados, 1909
Date: November 23rd , 2007
Time: 12.30 pm (Brazilian Time)

3.	Expected Dates for Upcoming Results
(4th Quarter 2007) → February 12th , 2008
(1st Quarter 2008) → April 23rd , 2008
(2nd Quarter 2008) → July 22nd , 2008
(3rd Quarter 2008) → October 21st , 2008

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, subject to changes without prior notice.

3Q07 Earnings Results
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October 18th , 2007
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FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (Non-audited)

Net Serviços de Comunicação S.A.
Income Statemet	3Q07	3Q06	9M07	9M06
Brazilian Corporate Law (R$ thousand) - non-audited
Revenues
Subscriptions	881,086	692,712	2,485,755	1,947,307
Sign-on and hookup-up fees	12,579	9,132	31,853	27,892
Other Revenues	74,222	49,461	198,648	123,341
PPV	26,850	20,080	74,104	50,563
Others	47,372	29,381	124,544	72,778
Gross Revenues	967,888	751,305	2,716,256	2,098,540
Services and other taxes	(223,372)	(170,397)	(621,158)	(457,286)
Net Revenues	744,516	580,908	2,095,098	1,641,255
Direct Operating Expenses	(363,661)	(267,715)	(992,113)	(766,333)
Programming & Royalties	(184,505)	(154,740)	(543,397)	(449,807)
Network Expenses	(37,642)	(25,386)	(94,257)	(83,293)
Customers Relations	(4,167)	(4,604)	(11,456)	(12,868)
Payroll and Benefits	(40,495)	(29,068)	(97,082)	(80,203)
Other Costs	(96,852)	(53,916)	(245,921)	(140,163)

Selling, General and Adminstrative Expenses	(168,249)	(147,059)	(543,159)	(389,261)
Selling	(67,730)	(55,106)	(189,953)	(155,504)
General & adminstrative	(97,363)	(93,015)	(308,153)	(250,327)
Other income/ (expense), net	(3,156)	1,062	(45,053)	16,570

Bad Debt Expenses	(9,425)	(7,953)	(28,946)	(24,682)
Non-recurring adjustment	-	-	55,323	-
EBITDA	203,181	158,181	586,203	460,979
EBITDA Margin	27%	27%	28%	28%

Depreciation and Amortization	(104,370)	(69,376)	(355,376)	(202,173)
Depreciation	(80,409)	(48,870)	(242,929)	(144,863)
Amortization	(23,961)	(20,506)	(112,447)	(57,310)
Operating Income/(Loss) - EBIT	98,811	88,804	230,827	258,806
EBIT Margin	13%	15%	11%	16%

Monetary indexation, net	(492)	(294)	(800)	(1,910)
Loss on exchange rate, net	13,259	(44)	45,428	19,595
Financial Expenses	(45,868)	(59,622)	(204,087)	(182,385)
Financial Income	20,253	16,439	61,362	48,159
Income (Loss) on sale of fixed assets	(6,052)	(1,393)	(3,874)	(2,555)
Other (non-operating)	53	81	509	483

Income/(loss) bef. Investees, min.ints.	79,966	43,971	129,364	140,193
Current income tax	(10,694)	(8,122)	(31,858)	(26,445)
Deferred income tax	(18,525)	54,503	(141,386)	18,866

Income/(loss) bef. investees, mmin. Ints	50,746	90,352	(43,880)	132,614
Minority interests	(26)	(34)	(224)	(66)
Non-recurring adjustment	-	(78,819)	154,560	(78,819)
Net Income	50,721	11,499	110,457	53,728

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NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q07%		3Q06%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	624,882	12.6%	392,354	8.9%
Account receivable from subscriber - net	139,273	2.8%	99,350	2.2%
Other receivables	37,512	0.8%	30,594	0.7%
Income tax recoverable	28,933	0.6%	35,151	0.8%
Deferred income tax	78,953	1.6%	126,605	2.9%
Prepaid expenses	26,580	0.5%	19,992	0.5%
Inventories	77,768	1.6%	55,557	1.3%
Total Current Assets	1,013,901	20.4%	759,604	17.1%
Investments	1,844,803	37.2%	1,794,514	40.5%
Net Property & Diferred	1,703,266	34.3%	1,341,324	30.3%
Other Assets	402,903	8.1%	537,808	12.1%
Judicial Deposits	18,987	0.4%	16,655	0.4%
Diferred taxes recoverable	373,190	7.5%	487,923	11.0%
Other receivables	10,726	0.2%	33,230	0.7%
Total Long-term Assets	3,950,971	79.6%	3,673,646	82.9%
Total Assets	4,964,873	100.0%	4,433,250	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	271,018	5.5%	201,703	4.5%
Provision for payables	2,824	0.1%	4,487	0.1%
Income tax payable	19,702	0.4%	18,894	0.4%
Short-term debt	20,320	0.4%	0	0.0%
Debentres	22,640	0.5%	30,640	0.7%
Payroll accruals	9,853	0.2%	6,354	0.1%
Other payable accounts	205,734	4.1%	141,011	3.2%
Tax accruals	66,498	1.3%	48,068	1.1%
Payroll provision	79,999	1.6%	66,134	1.5%
Other debts	59,238	1.2%	26,810	0.6%
Total Curret Liabilities	552,091	11.1%	403,090	9.1%

Long-term debt	555,422	11.2%	0	0.0%
Debentures	580,000	11.7%	870,000	19.6%
Related companies	82	0.0%	0	0.0%
Taxes and contributions payable	4,645	0.1%	4,229	0.1%
Provision for contingencies	590,259	11.9%	533,645	12.0%
Future periods results	38,917	0.8%	20,452	0.5%
Total Long Term Liabilities	1,769,324	35.6%	1,428,327	32.2%

Total Liabilities	2,321,416	46.8%	1,831,417	41.3%

Minority Interest	428	0.0%	390	0.0%

Capital Stock	5,466,968	110.1%	5,396,564	121.7%
Goodwill reserves	285,520	5.8%	355,924	8.0%
Accumulated Losses	(3,109,459)	-62.6%	(3,151,044)	-71.1%
Shareholders' Equity	2,643,029	53.2%	2,601,443	58.7%

Liabilities and Stockholders´ Equity	4,964,873	100.0%	4,433,250	100.0%

3Q07 Earnings Results
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NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	3Q07	3Q06
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	558,669	390,314

Results of the period	50,721	11,499

Non-cash items	155,330	128,973
Non-recurring adjustment	-	78,819
Exchange losses, monetary indexation and interest expenses, net	(2,749)	28,875
Depreciation and Amortization	104,370	69,376
Diferred income taxes	18,525	(54,503)
Estimated liability for tax, labor and civil claims and assesssments	(10,307)	(26,648)
Interest on loans, net	33,228	25,932
Gain (loss) on Hedge	6,183	2,544
Minority interest in results of consolidated Sub.	27	34
Result on sale of assets, net	6,053	4,544

Decrease (Increase) in assets	(9,009)	(21,167)
Trade accounts receivable	(12,731)	(4,838)
Recoverable income taxes	(5,075)	(6,501)
Prepaid expenses	2,982	10,159
Inventories and others assets	8,378	(6,176)
Other Assets	(2,563)	(13,811)

Increase (decrease) in liabilities	29,498	39,658
Accounts payables to Supliers and programmers	26,585	12,169
Income taxes payable	9,232	7,492
Payroll and related charges	18,041	17,609
Sales taxes, accrued expenses and other liabilities	(24,360)	2,388
Increase (decrease) in workine capital	20,489	18,491

Cash flow from investing activities	(189,090)	(103,800)
Acquisition of investments and advances to related companies, net of re	(3,818)	-
Acquisition of property and equipment	(185,888)	(103,860)
Proceeds from the sale of equipment	616	60

Cash flow from financing activities	28,763	(53,124)
Issuances	37,499	-
Repayments	(8,736)	(53,124)

Change in cash and cash equivalents	66,213	2,040

Cash and cash equivalents, end of the period	624,882	392,354

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October 18th , 2007
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FINANCIAL STATEMENTS IN US GAAP – Pro Forma (Non-audited)

Net Serviços de Comunicação S.A.
Income Statement	3Q07	3Q06	9M07	9M06
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	461,223	317,626	1,244,363	888,846
Sign-on and hookup revenue, net	4,584	12,467	10,814	23,786
Gross sign-on and hookup fee revenue	4,436	8,918	9,259	12,717
Deferred sign-on and hookup fee revenue,net	148	3,549	1,555	11,069
Other Revenues	40,682	16,541	103,068	55,061
PPV	16,069	9,295	39,129	23,215
Others	24,613	7,246	63,939	31,846
Gross Revenues	506,489	346,634	1,358,245	967,693
Services and other taxes	(119,574)	(78,202)	(310,354)	(208,920)
Net Revenues	386,915	268,432	1,047,891	758,773

Direct Operating Expenses	(187,758)	(123,759)	(493,983)	(351,226)
Programming & Royalties	(95,628)	(72,987)	(270,274)	(206,626)
Network Expenses	(16,551)	(13,460)	(45,098)	(49,387)
Customers Relations	(2,164)	(1,825)	(5,711)	(5,582)
Payroll and Benefits	(19,880)	(12,852)	(47,241)	(29,609)
Others	(53,534)	(22,636)	(125,658)	(60,022)

Selling, General and Administrative Expenses	(88,503)	(63,977)	(249,343)	(180,412)
Selling	(34,860)	(23,748)	(96,026)	(71,215)
General & administrative	(52,219)	(44,437)	(153,274)	(115,984)
Other income/(expense), net	(1,424)	4,208	(43)	6,786

Bad Debt Expenses	(4,901)	(4,942)	(11,925)	(11,279)

EBITDA	105,754	75,755	292,641	215,856
EBITDA Margin	27%	28%	28%	28%

Depreciation and Amortization	(62,122)	(27,331)	(158,762)	(86,245)
Depreciation	(55,737)	(25,856)	(148,561)	(81,835)
Amortization	(6,385)	(1,475)	(10,201)	(4,410)
Loss on write-down of equipment, net	(3,943)	-	(5,026)	(513)
Operating Income/(Loss) - EBIT	39,690	48,423	128,854	129,098
EBIT Margin	10%	18%	12%	17%

Monetary indexation, net	226	(136)	145	(858)
Loss on exchange rate, net	7,289	2,449	23,488	9,941
Financial expenses	(24,266)	(21,252)	(79,802)	(70,024)
Financial income	10,566	7,466	30,540	21,500
Other (non-operating)	(13)	(193)	(3,275)	122

Income/(loss) bef. tax, investees, min. ints.	33,492	36,756	99,950	89,778
Current income tax	(10,567)	(3,634)	(12,994)	(11,783)
Deferred income tax	(9,292)	30,773	(31,618)	33,491

Income/(loss) bef. Investees, min.ints.	13,633	63,895	55,338	111,486
Equity in earnings	203	161	792	639
Minority Interest	(8)	-	(62)	-
Net Income (Loss)	13,828	64,056	56,068	112,125

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Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q07%		3Q06%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	335,480	11.5%	60,804	3.8%
Short term investments	2,360	0.1%	117,135	7.3%
Accounts receivable	170,609	5.9%	96,648	6.0%
Other	6,107	0.2%	16,026	1.0%
Income tax recoverable	15,379	0.5%	15,846	1.0%
Deferred income tax	10,864	0.4%	38,938	2.4%
Prepaid expenses	13,948	0.5%	8,775	0.5%
Total current assets	554,747	19.1%	354,171	22.1%

Investments and advances to investees	4,322	0.1%	3,142	0.2%
Goodwill on acquisition of subsidiaries	1,189,856	40.9%	289,001	18.0%
Net property and equipment	927,940	31.9%	723,126	45.1%
Other assets	518,225	17.8%	234,253	14.6%
Judicial Deposits	88,026	3.0%	61,095	3.8%
Deferred and recoverable taxes	137,380	4.7%	162,265	10.1%
Other receivable	6,925	0.2%	10,894	0.7%
Total Long-term assets	2,354,449	80.9%	1,249,522	77.9%

Total assets	2,909,196	100.0%	1,603,694	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	146,990	5.1%	92,497	5.8%
Provision for payables	9,147	0.3%	7,312	0.5%
Income taxes payable	9,386	0.3%	8,443	0.5%
Current portion of long-term debt	3,595	0.1%	17,513	1.1%
Interest payable	19,766	0.7%	4,891	0.3%
Deferred Revenue	80,564	2.8%	50,989	3.2%
Payroll and contributions payable	5,346	0.2%	2,917	0.2%
Other payables and accruals	138,518	4.8%	74,630	4.7%
Tax accruals	36,159	1.2%	22,026	1.4%
Payroll provision	43,448	1.5%	30,383	1.9%
Other debts	58,911	2.0%	22,221	1.4%
Total Current Liabilities	413,313	14.2%	259,191	16.2%

Long-term debt	301,356	10.4%	71,000	4.4%
Debentures	315,406	10.8%	355,000	22.1%
Deferred sign-on, hookup fee and programming benefit	28,912	1.0%	26,691	1.7%
Taxes and payables and accruals	2,252	0.1%	1,945	0.1%
Total Long-term liabilities	647,926	22.3%	454,636	28.3%

Provision for contigencies	364,116	12.5%	283,304	17.7%

Capital stock - preffered and common shares	3,319,301	114.1%	2,611,955	162.9%
Additional paid-in-capital	73,539	2.5%	108,492	6.8%
Accumulated deficit	(1,881,373)	-64.7%	(2,054,923)	-128.1%
Accumulated other comprehensive loss, net	(27,625)	-0.9%	(58,961)	-3.7%
Shareholders' equity	1,483,842	51.0%	606,563	37.8%

Total Liabilities and Shareholders'Equity	2,909,196	100.0%	1,603,694	100.0%

3Q07 Earnings Results
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October 18th , 2007
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Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	3Q07	3Q06
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	285,224	48,040

Results of the period	13,828	64,056

Non-cash items	94,653	3,059
Equity in results of investees	(203)	(161)
Exchange losses, monetary indexation and interest expense, net	21,846	26,199
Depreciation and amortization	63,201	33,469
Deferred income taxes	14,722	(35,050)
Estimated liability for tax, labor and civil claims and assessments	(5,362)	(12,293)
Deferred sign-on and hook-up fee revenue	-	47
Amortization of deferred revenues	(617)	(5,254)
Purchase of short investments	31	-
Write off and disposal of assets, net	1,035	630
Non-cash compensation expense	-	(4,528)

Decrease (Increase) in assets	(11,290)	482
Trade accounts receivable	(10,799)	(2,994)
Recoverable icome taxes	(1,949)	(3,120)
Prepaid expenses and other assets	1,458	(5,269)
Restricted cash	-	118
Short-term investments	-	11,748
Increase (decrease) in liabilities	9,522	27,003
Accounts payable to suppliers and programmers	13,918	3,267
Income taxes payable	2,684	2,320
Payroll and related charges	9,469	8,048
Sales taxes, accrued expenses and other liabilities	(16,549)	13,368
Increase (decrease) in working capital	(1,768)	27,485

Cash flow from investing activities	(85,922)	(50,958)
Withdrawals of short-term investments	-	1,004
Acquistion of property and equipment	(87,887)	(51,606)
Proceeds from the sale of equipment	1,965	(356)

Cash flow from financing activities	15,237	(26,490)
Issuances	19,685	161,067
Repayments	(4,448)	(61,075)
Capital increase	-	(126,483)

Effect of exchange rate changes on cash	14,144	(4,388)

Change in cash and cash equivalents	50,172	12,764

Cash and cash equivalents, end of the period	335,396	60,804

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.